MuniYield Insured Fund, Inc.

File No. 811-6540

Item No. 77M (Mergers) -- Attachment

During the fiscal semi-annual period ending December 31, 2004, MuniYield Insured Fund, Inc. (the “Registrant”) acquired substantially all of the assets and assumed substantially all of the liabilities of MuniInsured Fund, Inc. (“MuniInsured Fund’), File No. 811-5190.

At a meeting of the Board of Directors of the Registrant and the MuniInsured Fund held on November 21, 2003, the Boards approved the proposal pursuant to which the Registrant would acquire substantially all of the assets of MuniInsured Fund and assume substantially all of the liabilities of MuniInsured Fund in return for newly issued shares of the Registrant to be distributed to the shareholders of MuniInsured Fund in proportion to such shareholders’ interest in MuniInsured Fund in liquidation of MuniInsured Fund.

On March 9, 2004, in connection with the Reorganization, the Registrant filed a Registration Statement on Form N-14 (File Nos. 333-113433 and 811-6540) (the “N-14 Registration Statement”).  The N-14 Registration Statement contained the proxy materials soliciting the approval of the Reorganization by the shareholders of MuniInsured Fund.

On May 19, 2004, the shareholders of the Registrant and MuniInsured Fund approved the Reorganization at a special meeting of shareholders held for that purpose.  On June 4, 2004 (the “Reorganization Date”), pursuant to the Agreement, MuniInsured Fund transferred assets valued at $76,288,851.68 to the Registrant and received in exchange 5,204,029 newly-issued shares of the Registrant.  Such shares were then distributed to the shareholders of MuniInsured Fund on that date in proportion to each shareholder’s interest (by Class) in the assets transferred.

An Application for Deregistration on Form N-8F was filed by MuniInsured Fund with the Securities and Exchange Commission on October 29, 2004.